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                                                            UNITED STATES
                                                 SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                                                                                    COMMISSION
                                                             FORM 12b-25                                       FILE NUMBER:  1-11860

                                                     NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K    [  ] Form 10-QSB  [  ] Form N-SAR


                  For Period Ended:    December 31, 2000
                                       -----------------
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:  ________________________________________________________________________________

                            Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant FOCUS ENHANCEMENTS, INC.

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
1370 Dell Ave.

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City, State and Zip Code
Campbell, CA 95008

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (X)  (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K,  Form 20-F,  11-K or Form N-SAR,  or portion  thereof,  will be filed on or before the  fifteenth  calendar day following  the  prescribed  due date; or the subject  quarterly  report of transition  report on Form 10-Q, or portion  thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FOCUS  Enhancements,   Inc.  (the  "Company")  is  unable  to  meet  its  filing
requirements for the Form 10-KSB for the year ended December 31, 2000, without unreasonable effort or expense.

The Company experienced significant delays completing its year end audit principally as a result of the completion of the acquisition of Videonics, Inc. on January 16, 2001 and the filing of a Registration Statement on Form SB-2 on February 7, 2001. As a result, the Company is experiencing delays in closing its books for the year ended December 31, 2000 and consequently, is unable to complete on a timely basis, the financial statements and related disclosures that are to be included in the Company's Form 10-KSB for the year-ended December 31, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Gary L. Williams            (408)              866-8300
               ----------------         -----------      ------------------
               (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).            [X]  Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject
         report or portion thereof?                             [X]  Yes  [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects a significant increase in the net losses for the year ended December 31, 2000, compared to the year ended December 31, 1999, due to an expected write down of certain non performing assets, an expected restructuring reserve, administrative costs related to the acquisition of Videonics Inc.; and legal and accounting costs associated with certain litigation & a special investigation. For the reasons set forth above and in Part III, it is not possible to state a reasonable estimate at this time.

                            FOCUS ENHANCEMENTS, INC.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 2, 2001                  By /s/ Gary L. Williams
                                       --------------------
                                       Gary L. Williams, Chief Financial Officer